UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 7, 2024, Polestar Automotive Holding UK PLC (“Polestar”) held its 2024 annual general meeting of shareholders (the “AGM”). At the AGM, 2,336,668,466 votes of the Company’s shares, which may be represented by American Depositary Shares (“ADSs”), were represented in person or by proxy, constituting a quorum.

Voting at the AGM was conducted by way of a poll, with each Class A ordinary share, Class C-1 ordinary share and Class C-2 ordinary share, which may be represented by ADSs, issued and outstanding as of the close of business on the record date entitled to one (1) vote, and each Class B ordinary share, which may be represented by ADSs, issued and outstanding as of the close of business on the record date, entitled to ten (10) votes, respectively, on each resolution at the AGM.

The following are the voting results for the proposals considered and voted upon at the AGM, with resolutions 1 to 11 being ordinary resolutions that required more than 50% of shareholders’ votes to be cast in favor and resolution 12 being a special resolution that required at least 75% of shareholders’ votes to be cast in favor:

Resolutions		Votes For	Votes Against	Votes Withheld
1.	To receive the Company’s annual report and audited financial statements for the period ended 31 December 2023.	2,336,332,983	111,658	223,825

2.	To receive and approve the Directors’ Remuneration Report for the period ended 31 December 2023.	2,308,484,684	334,343	27,849,439

3.	To re-elect Dr. Karl-Thomas Neumann as a Director.	2,335,608,408	695,219	364,839

4.	To re-elect Prof. Dr. hc Winfried Vahland as a Director.	2,335,678,183	633,221	357,062

5.	To elect Ms. Francesca Gamboni as a Director.	2,335,727,597	575,004	365,865

6.	To elect Ms. Christine Gorjanc as a Director.	2,335,700,733	600,181	367,552

7.	To elect Prof. Xiaojie (“Laura”) Shen as a Director.	2,335,672,533	634,425	361,508

8.	To approve a new cash compensation level of USD 500,000 per annum for the Chair of the Board of Directors.	2,317,757,830	3,019,266	15,891,370

9.	To approve an increase in the cash compensation of the Audit Committee to USD 30,000 per annum for the Audit Committee Chair and USD 15,000 per annum for the members of the Audit Committee, with retroactive effect from 1 January 2024.	2,319,169,356	1,805,072	15,694,038

10.	To appoint Deloitte LLP and Deloitte AB (together the “Auditor”) as auditor of the Company, to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the shareholders.	2,320,735,534	388,855	15,544,077

11.	To authorise the Audit Committee to determine the remuneration of the Auditor.	2,335,634,372	642,248	391,846

12.	To authorise the calling of general meetings of the Company (not being an annual general meeting) by notice of at least 14 clear days.	2,335,712,623	727,449	228,394

Based on the foregoing votes, the shareholders approved all of the proposals. The results were in line with the recommendations made by Polestar’s board of directors.

As of the date of the AGM, Polestar had the following shares in issue with a total of 2,584,387,712 voting rights: (i) 2,060,461,997 Class A Ordinary shares each carrying one vote per share; (ii) 49,892,575 Class B Ordinary shares each carrying ten votes per share; (iii) 20,499,965 Class C-1 Ordinary shares each carrying one vote per share; and (iv) 4,500,000 Class C-2 Ordinary shares each carrying one vote per share.

As of the date of the AGM Polestar held no ordinary shares in treasury. A vote withheld is not counted in the calculation of the votes for or against a resolution. Votes ‘For’ include those votes giving Polestar’s Chairman discretion.

The information contained in this report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC
Date: October 7, 2024

	By:	/s/ Per Ansgar
	Name:	Per Ansgar
	Title:	Chief Financial Officer

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